UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-51869

GLOBAL SERVICES PARTNERS ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

3130 Fairview Park Drive, Suite 500, Falls Church, Virginia
(703) 286-3776

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Series B units
Class B common stock

(Title of each class of securities covered by this Form)

Series A units
common stock
Class W warrants
Class Z warrants

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒	Rule 12h-3(b)(1)(i)	❑
Rule 12g-4(a)(2)	❑	Rule 12h-3(b)(1)(ii)	❑
		Rule 12g-3(b)(2)	❑
		Rule 15d-6	❑

Approximate number of holders of record as of the certification or notice date: 0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this certification/notice to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 28, 2008	GLOBAL SERVICES PARTNERS ACQUISITION CORP.

	By:	/s/ Abhishek Jain
	Name:	Abhishek Jain
	Title:	President

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